EXHIBIT 20


NORTHBROOK, IL., August 17, 1995 -- IMC Global Inc. (NYSE symbol:
IGL) announced that its Board of Directors, at a regularly scheduled meeting, amended its Stockholder Rights Plan to enhance the ability of the Rights Plan to protect the Company's stockholders should the Company become the target of coercive or unfair takeover tactics. The amendments to the Rights Plan were not taken in response to any known effort to acquire the Company.

    The Board, pursuant to the authority vested in it under the Rights Plan, adopted amendments to reduce the triggering threshold from 20% to 15%. As a result, subject to certain exceptions, the acquisition by a person or group of 15% or more the Company's Common Stock will entitle the holders of rights to purchase a specified amount of the Company's Common Stock at 50% of the market value. In addition, the amendments will allow the Board of Directors to avoid the triggering of the Rights Plan in the event that it determines that a person's acquisition of the triggering percentage of the Company's Common Stock was inadvertent.

    IMC Global is one of the world's leading producers of crop nutrients for agriculture. It mines and processes potash in the United States and Canada; and is a joint-venture partner in IMC-Agrico Company, the nation's largest producer, marketer and distributor of phosphate crop nutrients. The Company also produces sulphur and oil through other joint-venture operations.